October 21, 2019

RE:        RAD Diversified REIT, Inc.

       Draft Offering Statement on Form 1-A

       Submitted October 17, 2018

       CIK No. 0001721469

       File Number: 367-00175

Jennifer Gowetski

Division of Corporation Finance

Office of Real Estate and Commodities

Dear Jennifer Gowetski:

We withdraw the Qualification Request submitted as a DOS Letter on October 11, 2019.

We filed and made our Offering Statement on Form 1-A public on September 24, 2019. We now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified, October 22, 2019, at 5:00 PM, or as soon thereafter as is reasonably practicable.

We acknowledge the following:

  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the Offering Statement;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement;
  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kind regards,

/s/ Jack Jmaev

Attorney for RAD Diversified REIT, Inc.